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                                                                  Exhibit (a)(3)
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                                          July 27, 2001

Dear Peapod Stockholders:

On July 16, 2001, Peapod announced that it had signed a definitive merger agreement with Koninklijke Ahold N.V. ("Royal Ahold"), the majority stockholder of Peapod, for Royal Ahold to acquire all of the outstanding shares of Peapod common stock. The terms of the agreement provide for Royal Ahold, through a wholly owned subsidiary, to commence a first-step cash tender offer of $2.15 per share for any and all of the outstanding shares of Peapod common stock which Royal Ahold does not already own. The tender offer will be followed by a second-step merger of Peapod and a wholly owned subsidiary of Royal Ahold, whereby all remaining Peapod stockholders, other than Royal Ahold and shares for which appraisal rights have been sought, who do not tender their shares in the tender offer will receive $2.15 per share.

Your Board of Directors, based on the unanimous recommendation of a special committee of Peapod's independent directors, has determined that the Royal Ahold transaction is in the best interests of Peapod's stockholders, other than Royal Ahold, and recommends that you tender your shares pursuant to the tender offer. If the second-step merger requires stockholder approval, the Board also recommends that you vote to approve and adopt the merger agreement and the merger.

In arriving at their recommendations, the special committee and the Board of Directors of Peapod considered a number of factors, as described in the attached Schedule 14D-9, including the written opinion of the special committee's financial advisor, William Blair & Company, L.L.C., that, as of the date of the opinion, the consideration to be received by the holders of common stock in the merger is fair from a financial point of view to Peapod stockholders, other than Royal Ahold and its affiliates. A copy of William Blair's written opinion, which sets forth the assumptions made, factors considered and scope of review undertaken by William Blair, can be found in Annex A to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

The enclosed Schedule 14D-9 refers you to tender offer documents which you will receive from Royal Ahold. These tender offer documents contain important information relating to the decisions of the special committee of Peapod's independent directors and the Board of Directors of Peapod. We urge you to read both the Schedule 14D-9 and the related tender offer documents carefully.

                                          Sincerely,

                                          /s/ Marc van Gelder
                                          Marc van Gelder
                                          President and Chief Executive Officer

                                          /s/ Andrew B. Parkinson
                                          Andrew B. Parkinson
                                          Chairman and Chief Financial Officer